QuickLinks -- Click here to rapidly navigate through this document

Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

        MV Oil Trust (the "trust") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: its units of beneficial interest, which are referred to in this exhibit as "trust units."

Description of Trust Units

        Each trust unit is a unit of beneficial interest in the trust and is entitled to receive cash distributions from the trust on a pro rata basis. Each trust unitholder has the same rights regarding each of his trust units as every other trust unitholder has regarding his units. The trust units are in book-entry form only and are not represented by certificates.

Distributions and Income Computations

        Each quarter, The Bank of New York Mellon Trust Company, N.A., as trustee of the trust (the "trustee"), determines the amount of funds available for distribution to the trust unitholders. Available funds are the excess cash, if any, received by the trust from the net profits interest and other sources (such as interest earned on any amounts reserved by the trustee) in that quarter, over the trust's expenses for that quarter. Available funds are reduced by any cash the trustee decides to hold as a reserve against future expenses. Quarterly cash distributions during the term of the trust are made by the trustee on or before the 25th day of the month following the end of each quarter to the trust unitholders of record on the 15th day of the month following the end of each quarter (or the next succeeding business day).

        Unless otherwise advised by counsel or the Internal Revenue Service the trustee will treat the income and expenses of the trust for each quarter as belonging to the trust unitholders of record on the quarterly record date. For federal income tax purposes, trust unitholders must take into account items of income, gain, loss, deduction and credit consistent with their methods of accounting and without regard to the taxable year or accounting method employed by the trust and without regard to the quarter in which the trust makes distributions related to those items to the trust unitholders. Variances between taxable income and cash distributions may occur. For example, the trustee could establish a reserve in one quarter using funds that would be included in income in the quarter in which the reserve is created but may not result in a tax deduction or a distribution until a later quarter or possibly in a later taxable year. Similarly, the trustee could also make a payment in one quarter that would be amortized for income tax purposes over several quarters.

Periodic Reports

        The trustee files all required trust federal and state income tax and information returns. The trustee prepares and provides the tax information that trust unitholders need to correctly report their share of the income and deductions of the trust. The trustee also causes to be prepared and filed reports required to be filed under the Securities Exchange Act of 1934, as amended, and by the rules of any securities exchange or quotation system on which the trust units are listed or admitted to trading, and also causes the trust to comply with the provisions of the Sarbanes-Oxley Act of 2002, including but not limited to, by establishing, evaluating and maintaining a system of internal control over financial reporting in compliance with the requirements of Section 404 thereof.

        Each trust unitholder and his or her representatives may examine, for any proper purpose, during reasonable business hours, the records of the trust and the trustee.

Liability of Trust Unitholders

        Under the Delaware Statutory Trust Act, trust unitholders are entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. Courts in jurisdictions outside of Delaware, however, may not give effect to such limitation.

Voting Rights of Trust Unitholders

        The trustee or trust unitholders owning at least 10% of the outstanding trust units may call meetings of trust unitholders. The trust is responsible for all costs associated with calling a meeting of trust unitholders unless such meeting is called by the trust unitholders, in which case the trust unitholders are responsible for all costs associated with calling such meeting of trust unitholders. Meetings must be held in such location as is designated by the trustee in the notice of such meeting. The trustee must send written notice of the time and place of the meeting and the matters to be acted upon to all of the trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of trust units outstanding must be present or represented to have a quorum. Each trust unitholder is entitled to one vote for each trust unit owned.

        Unless otherwise required by the trust agreement, a matter may be approved or disapproved by the vote of a majority of the trust units held by the trust unitholders at a meeting where there is a quorum. This is true even if a majority of the total trust units did not approve it. The affirmative vote of the holders of a majority of the outstanding trust units is required to:

  •
  dissolve the trust;

  •
  remove the trustee or the Delaware trustee;

  •
  amend the trust agreement (except with respect to certain matters that do not adversely affect the rights of trust unitholders in any material respect);

  •
  merge or consolidate the trust with or into another entity; or

  •
  approve the sale of all or any material part of the assets of the trust.

        In addition, certain amendments to the trust agreement may be made by the trustee without approval of the trust unitholders. The trustee must consent before all or any part of the trust assets can be sold except in connection with the dissolution of the trust or limited sales directed by MV Partners, LLC in conjunction with its sale of underlying properties.

Duration of the Trust; Sale of the Net Profits Interest

        The trust will remain in existence until the later to occur of (1) June 30, 2026, or (2) the time when 14.4 MMBoe have been produced from the underlying properties and sold (which amount is the equivalent of 11.5 MMBoe in respect of the trust's right to receive 80% of the net proceeds from the underlying properties pursuant to the net profits interest). The trust will dissolve prior to its termination if:

  •
  the trust sells the net profits interest;

  •
  annual cash proceeds received by the trust are less than $1 million for each of two consecutive years;

  •
  the holders of a majority of the outstanding trust units vote in favor of dissolution; or

  •
  there is a judicial dissolution of the trust.

        Upon dissolution, the trustee would then sell all of the trust's assets, either by private sale or public auction, and distribute the net proceeds of the sale to the trust unitholders.

QuickLinks

  Exhibit 4.1
DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Description of Trust Units